Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890-0001

VIA EDGAR
October 1, 2007
Christian N. Windsor
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wilmington Trust Corporation Definitive 14A Filed March 8, 2007 File No. 01-14659
Dear Mr. Windsor:
This letter is in response to your letter of August 21, 2007 addressed to Ted T. Cecala. Set forth below are the Commission’s comments, together with our responses.
Summary of Corporate Governance Principles: Independence, page 3
1. Revise your disclosure regarding director independence to clarify whether the directors are independent under the listing standards for the exchange on which your shares trade.
Response: We will revise the disclosure in our proxy statement in future filings to specify that our directors are independent under the listing standards of the New York Stock Exchange, the stock exchange on which our shares trade.
Compensation Committee, page 7
2. Your disclosure regarding the authority of the Compensation Committee does not clarify the extent to which the Board has delegated authority to the Committee to administer the compensation program of Wilmington Trust. Revise this section to discuss the authority of the Committee and any retention of authority by the Board.
Response: Our proxy statement contains disclosure that our Compensation Committee’s responsibilities include:
•	Providing counsel and making recommendations to the Chairman of the Board and the full Board of Directors with respect to the performance of the Chairman of the Board and Chief Executive Officer

•	Advising on compensation, including salaries and employee benefits

Christian N. Windsor
October 1, 2007

•	Administering the Company’s Executive Incentive Plan, stock purchase and stock option plans, and the Director’s Deferred Fee Plan

•	Preparing a report on executive compensation matters and recommending to the Board of Directors that that report be filed with the SEC
We will revise our proxy statement in future filings to also include disclosure to the effect that: (a) the Committee’s charter requires it to (1) review, evaluate, and set compensation of and benefits provided to our executive officers and report to the Board of Directors concerning its evaluation; (2) oversee our compensation philosophy, and (3) recommend compensation to be paid to Wilmington Trust’s directors; and (b) our Board appoints the Committee’s members and reviews and approves the Committee’s charter and any amendments to that charter.
Compensation Discussion and Analysis, page 14
3. You disclose that the Committee considers both median base salary paid by members of the peer group to similar officers with similar positions as well as the performance of the officers in determining changes to base salary. Revise your disclosure to discuss any changes made to the base salaries of your named executives and note any factors considered by the Committee in making the changes and how those factors affected the Committee’s ultimate decision.
Response: We will revise the disclosure in our proxy statement in future filings to indicate that (a) the Committee considers the same factors in determining increases to base salaries that it considers in awarding bonuses, stock options, and restricted stock; and (b) the Committee considers the recommendations of the Chief Executive Officer in awarding any increases in base salary other than his.
4. You disclose that the target value of the bonus is roughly equal to the value of the named executives’ base salary. Revise your disclosure regarding the bonus portion of your executive compensation program to provide a more extensive discussion of the structure of the program. In particular, please discuss any threshold results that must be reached in order to generate a minimum bonus amount, and the size of that minimum amount, as well as the standards for awarding bonuses at the 200% level. Also, discuss the extent to which the Committee can exercise its discretion to revise the requirements of this program to account for an unanticipated financial condition, like the impairment at Roxbury Capital discussed on page 16.
Response: We will revise the disclosure in our proxy statement in future filings to include the thresholds by which the aggregate bonus pool for all named executive officers is established. We also will revise the disclosure in our proxy statement in future filings to indicate that the Committee retains discretion to increase or decrease the size of the bonus pool available for all executive officers based on extraordinary events.

Christian N. Windsor
October 1, 2007

Our proxy statement discloses several performance factors the Committee considers in establishing each named executive officer’s bonus. However, the Committee does not set any specific standards or parameters or any quantitative thresholds that must be reached to generate a minimum or a maximum bonus amount for any named executive officer. We will revise the disclosure in our proxy statement in future filings to indicate this.
5. It appears that the bonuses awarded to your named executive officers o exceed base salary, which is the target award under the bonus structure for expected performance, in the case of all the named executives except Mr. Harra. Revise to disclose the factors considered by the Committee and the Committee’s analysis supporting any exercise of discretion, including additional bonuses for superior performance. Furthermore, revise your disclosure to disclose the targeted financial performance for the relevant periods at the threshold, target and maximum level. In addition, provide the Committee’s analysis of how actual results compared to the targets and the resulting bonus awards. To the extent that you excluded disclosure regarding your performance targets because you determined that disclosure of the targets would result in competitive harm to Wilmington Trust, provide the staff with your confidentiality analysis supplementally. Furthermore, if you believe that a particular target is confidential because disclosure of the target would result in competitive harm, provide the disclosure contemplated by Instruction 4 to Item 402.
Response: The factors the Committee considers in establishing bonuses for our named executive officers are set forth on pages 17 and 18 of our proxy statement. Those factors are qualitative, and the Committee does not target any specific quantitative financial or other performance for the relevant performance period or any threshold, target, or maximum bonus to be awarded to our executive officers. The Committee compares each executive officer’s performance against the totality of performance factors established for the executive officer at the beginning of the year, taking into account the recommendations of Mr. Cecala with respect to bonuses other than his own. We will revise the disclosure in our proxy statement in future filings to indicate this.
6. You disclose that part of the Committee’s consideration regarding bonus awards is the named executive’s performance with regard to individual performance targets. However, but you do not disclose the effect of individual performance on incentive compensation that the Committee awarded to the named executives. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.
Response: Our proxy statement indicates that the Committee considers qualitative performance factors identified on pages 17 and 18 of our proxy statement for each named executive officer but, as noted above, does not target any specific quantitative financial or other performance in awarding bonuses. Our proxy statement indicates

Christian N. Windsor
October 1, 2007

that “we do not assign specific weightings to these criteria in awarding our executive officers bonuses.” The Committee instead compares each executive officer’s performance against the totality of performance factors established for the executive officer at the beginning of the year, taking into account the recommendations of Mr. Cecala with respect to bonuses other than his own. As noted above, we will revise the disclosure in our proxy statement in future filings to indicate this.
7. Revise your disclosure to discuss the cash portion of your long term incentive program. The revised disclosure should describe the cash portion of the program, including any performance elements to the program. Also, revise the disclosure to discuss awards made or impacted by performance in the relevant periods. Finally, the disclosure should discuss how the cash portion of long term incentives supports the goals of Wilmington Trust’s compensation program.
Response: Although our long-term incentive plan permits the Compensation Committee to make cash awards under that plan, it has never done so. Instead, it has granted only stock options and restricted stock under that plan, since these types of awards most closely align our executives officers’ interests with those of our shareholders over the long term. We will revise the disclosure in our proxy statement in future filings to indicate this.
8. Please expand your discussion of the stock option and performance share awards to discuss how the size of the award amounts are determined by the company. Also, discuss the Committee’s factors that affected the awards to the named executives in the relevant period. Furthermore, please discuss whether the Company’s previous awards of stock options to the named executives impacted award decisions for the relevant period.
Response: Our proxy statement indicates that, in awarding stock options, the Committee considers the number of options the officer received previously as well as the officer’s level, changes in his or her duties and responsibilities during the year, and our company’s current and prospective performance. The Committee does not employ any formula in awarding stock options.
We will revise the disclosure in our proxy statement in future filings to indicate that the performance factors the Committee considers in awarding stock options are the same as those it considers in setting the executive’s base salary and bonus awards. The Committee compares each executive officer’s performance against the totality of performance factors established for the executive officer at the beginning of the year, taking into account the recommendations of Mr. Cecala with respect to stock option awards other than his own.
9. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers and the reasons for the differences in policies. It appears that the compensation awarded to your Chief Executive is disproportionately larger than the amounts awarded to

Christian N. Windsor
October 1, 2007

the other named executives. Revise your disclosure to provide a more detailed discussion of how and why the compensation of your CEO differs from the compensation of the other named executives. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.
Response: The Committee believes that the compensation awarded to Mr. Cecala is commensurate with the compensation awarded to our other named executive officers, taking into consideration the level of his responsibilities as the Chairman of the Board and Chief Executive Officer of our company. The Committee’s goals in setting Mr. Cecala’s compensation were similar to those our proxy statement describes as the Committee’s goals for compensation paid to our executive officers generally: to provide compensation that is competitive with the compensation practices of those peer companies with which we compete for talent; put a significant portion of compensation at risk; align his interests with those of our shareholders through long-term incentives; and provide incentives that promote his retention. We will revise the disclosure in our proxy statement in future filings to indicate this.
Compensation Committee Report, page 18
10. Revise the Compensation Committee Report to clarify that the Committee reviewed and discussed the Compensation Discussion and Analysis with management.
Response: Our proxy statement indicates that “the Compensation Committee has discussed the Compensation Discussion and Analysis above.” We will revise the disclosure in our proxy statement in future filings to indicate that the Committee has discussed the Compensation Discussion and Analysis with management.
Other Compensation Disclosures, page 18
11. We note your disclosure that the Committee obtains information on executive compensation from “well-known executive compensation consulting firms.” To the extent that the Committee received services from any other firms, other than McLagan, please provide the information required by Item 407(e)(3)(iii) of Regulation S-K.
Response: The only compensation consulting firm from whom the Compensation Committee received services during 2006 was McLagan Partners.
12. Revise your disclosure regarding the services provided by McLagan Partners to discuss the scope of McLagan’s engagement by the Committee and to discuss any instructions given by the Committee to McLagan.
Response: As our proxy statement indicates, McLagan Partners was given instructions to “evaluate the levels of base salaries, total cash compensation, and total compensation of the Company’s executive officers by comparison to the top five most highly

Christian N. Windsor
October 1, 2007

compensated officers and officers with comparable titles at comparable institutions.” McLagan Partners also was requested to analyze market practices for executive stock ownership at comparable institutions and CEO compensation opposite long-term company performance at comparable institutions.
We will revise the disclosure in our proxy statement in future filings to include all instructions given to any compensation consultant engaged.
13. Revise your disclosure to provide more detail regarding the participation of Mr. Cecala in the process of evaluating and granting compensation. In particular, please clarify whether Mr. Cecala participates in determining the performance objectives of the other named executives and whether Mr. Cecala provides the Committee with his evaluation of the performance of the other named executives.
Response: Our proxy statement indicates that:
In reviewing the performance of the Company’s executive officers other than Mr. Cecala, the Compensation Committee considers his views of their performance with respect to each element of compensation. Mr. Cecala attends the meetings of the Compensation Committee except when the Committee is determining his compensation or meeting in executive session.
We will revise the disclosure in our proxy statement in future filings to indicate that Mr. Cecala recommends to the Committee the performance factors against which each executive officer is to be evaluated and which are identified in our proxy statement and the amount of each element of compensation to be paid each executive officer other than himself.
Certain Relationships and Related Party Transactions, page 19
14. To the extent that the first paragraph of this section was intended to comply with Instruction 4(c) of Item 404(a), revise the representation to clarify that the loans were made on the same terms, including interest rates, as those available to other persons not related to the lender.
Response: We will revise the disclosure in our proxy statement in future filings to clarify that loans are made to our directors on the same terms, including interest rates, as those available to other persons not related to the lender.
15. Revise your disclosure regarding Wilmington Trust’s review of related party transactions to discuss the material features of the policy and procedures. In particular,

Christian N. Windsor
October 1, 2007

please revise to discuss the policy’s standard for material transactions and the standards for determining if a transaction is fair to Wilmington Trust and its subsidiaries.
Response: We will revise the disclosure in our proxy statement in future filings to indicate that our policy defines a related party transaction as any transaction between the company and designated individuals, other than transactions available to all employees or that involve less than $5,000, and that among the factors the General Counsel considers in determining whether a transaction is fair to Wilmington Trust and its subsidiaries is the aggregate value of the transaction and whether it represents an opportunity that may be equally available to the company itself.
Summary Compensation Table, page 20
16. Please revise to explain, in more detail, the delay in executives receiving awards and the premiums paid due to this delay.
Response: Footnote 2 to the Summary Compensation Table indicates that the restricted stock paid to executive officers is in lieu of 20% of the cash bonus otherwise payable to the named executive, together with an additional 15% of that 20% to compensate for the delay in the executive’s receiving the award and the fact that this portion of the award is made in stock and not in cash.
We will revise the disclosure in our proxy statement in future filings to also disclose in this footnote, as already disclosed in footnote 1 to the Grants of Plan-Based Awards table, that restricted stock awards vest in three equal annual installments over the three-year period beginning with the date of the award.
17. With regard to the stock and bonus awards, please clarify whether these values were calculated with respect to the amounts expensed under FAS 123R.
Response: Footnotes 3 and 4 indicate that the assumptions used in valuing these awards are disclosed in the notes to our consolidated financial statements. We will revise the disclosure in our proxy statement in future filings to specify that these valuations were calculated with respect to the amounts expensed under FAS 123R.
Outstanding Equity Awards at 2006 Fiscal Year End, page 22
18. Revise this table to include the information required by Item 402(f)(2)(viii) of Regulation S-K.
Response: In addition to the information already presented in this table, we will revise the disclosure in our proxy statement in future filings to also include the information required by column (h), the market value of shares or units of stock that has not vested.

Christian N. Windsor
October 1, 2007

Change-in-Control Agreements, page 25
19. Revise this section to discuss any payments available to the named executives in the event that their employment is terminated, other than as a result of a change in control.
Response: We will revise the disclosure in our proxy statement in future filings to: (1) quantify the value of restricted stock and vested stock options for each named executive officer upon his or her death, (2) quantify the value of restricted stock and stock options for each named executive officer upon his or her disability or retirement, and (3) indicate that the named executive officers are not entitled to any additional compensation if their employment is terminated other than as a result of a change in control, except for any retirement benefits already disclosed in our proxy statement.
20. Revise your discussion of the change-in-control agreements to discuss any change in the vesting provisions for restricted stock or stock options in the event of a change in control.
Response: We will revise the disclosure in our proxy statement in future filings to indicate that unvested shares of restricted stock vest automatically upon a change-in-control, but that, while the Compensation Committee retains the discretion to accelerate the vesting of stock options within 30 days prior to a change-in-control, unvested stock options do not automatically vest upon a change-in-control.
21. Revise this section, or the compensation discussion and analysis, to describe and explain how the Committee determined that the payment and benefit levels are appropriate under the employment and severance agreements and change of control agreements. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
Response: We do not have employment or severance agreements other than our change-in-control agreements. The Committee concluded that, following a change-in-control and termination of an executive officer’s employment or a diminution of his or her duties, payment of three years’ of an executive officer’s base salary and bonus payments for the preceding year discounted to present value, together with medical, life, disability, and health coverage for three years, is consistent with change-in-control payments offered to executive officers at other institutions. We believe these benefits further our corporate goals to provide incentives that promote the retention of our executive officers and further our overall corporate objectives to compensate our executive officers appropriately. We will revise the disclosure in our proxy statement in future filings to indicate this.

Christian N. Windsor
October 1, 2007

Director Compensation, page 26
22. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R.
Response: We will revise the disclosure in our proxy statement in future filings to indicate by footnote (a) that the value of the stock awarded to our directors reflected in the Director Compensation table is computed in accordance with FAS 123R and (b) the grant date fair value of options awarded to each director in the previous fiscal year.
23. Revise your disclosure to discuss the size of the equity awards made to the directors under the Long-Term Incentive Plan.
Response: The size of the equity awards made to directors under the Long-Term Incentive Plan is specified in column (c) under the caption “Stock Awards” and column (d) under the caption “Option Awards.” We will revise the disclosure in our proxy statement in future filings to indicate by footnote that these awards are made under our Long-Term Incentive Plan.
This will acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in filings we make with the SEC;

•	staff comments or changes to disclosure in response to comments to not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian N. Windsor
October 1, 2007

Please feel free to contact me if you have any questions.
Very truly yours,
/s/ Gerard A. Chamberlain
Gerard A. Chamberlain
Vice President and Counsel
Wilmington Trust Company
(302) 651-1268 Phone
(302) 651-8010 Fax
gchamberlain@wilmingtontrust.com
cc: Ted T. Cecala